September 15, 2010

Mr. Gary Todd
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Carthew Bay Technologies Inc.
Form 20-F for the fiscal year ended December 31, 2009
Filed June 28, 2010
File No. 000-31481

Dear Mr. Todd:

On behalf of the Carthew Bay Technologies Inc. (the “Company”), we hereby respond to the Staff’s comments raised in its September 14, 2010 letter (the “Comment Letter”).  For ease of reference, the Staff’s comments are reproduced below in their entirety, and the Company’s response immediately follows.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F as of December 31, 2009
Signatures, page 67

Comment:

1.
Your Forms 20-F/A for both December 31, 229 and December 31, 2008 were filed on September 7, 2010; however, the signatures were dated September 10, 2010. In future filings please ensure that the signatures for the Form 20-F are dated no later than the date your document is filed on EDGAR.

Response:

We have re-filed Form 20-F for December 31, 2009 and December 31, 2008 and corrected the typo with respect to the signature date.

Item 19. Exhibits

Comment:

2.
We note that the certifications provided pursuant to Exhibit 12 of Item 19 of Form 20-F refer to your business as a “small business issuer.” The “small business issuer” language has been superseded. Please amend the Form 20-F as of December 31, 2009 to provide currently dated certifications exactly as specified in Instructions 12 of Item 19 of Form 20-F.

3.
As a related matter, the certifications provided pursuant to Exhibit 12 of Item 19 of Form 20-F/A for the fiscal year ended December 31, 2008 (filed on September 7, 2010) include a reference to the wrong year-end in the first paragraph. Accordingly, please also amend the Form 20-F as of December 31, 2008 to provide currently dated certifications exactly as specified in Instructions 12 of Item 19 of Form 20-F. Please note that a reference to the year-end in the first paragraph is not required.

Response:

We have filed the appropriate officer certifications for Form 20-F as of December 31, 2009 and Form 20-F/A as of December 31, 2008 on September 15, 2010.

Exhibit 13

Comment:

4.
Your filing does not appear to include certifications under Section 906 of the Sarbanes-Oxley Act. Please amend to provide currently dated certifications pursuant to Exhibit 13 of Item 19 of Form 20-F. Refer also to the Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code. This comment also applies to the Form 20-F/A as of December 31, 2008

Response:

We have filed the appropriate certifications for Form 20-F as of December 31, 2009 and Form 20-F/A as of December 31, 2008 on September 15, 2010.

We hope our responses appropriately address the Staff’s comments.  If there are any questions, please feel free to contact me.

Sincerely,

Brian Clewes, Chief Financial Officer
Carthew Bay Technologies Inc.